

May 31, 2011

Mr. Stephen M. Smith
Chief Executive Officer and President
Equinix, Inc.
1 Lagoon Drive, 4th Floor
Redwood City, CA 94065

> **Re:** **Equinix, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Definitive Proxy Statement**
> **Filed April 28, 2011**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **Filed April 29, 2011**
> **File No. 000-31293**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure and other comments may require you to amend your filing or comply with our comments in future filings.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ending December 31, 2010

Management's Discussion and Analysis…, page 35

1. We note on page 34 that there was an increase of almost 80% in accounts receivable from 2009 to 2010. On page 53 you state that your primary source of cash comes from customer collections, for which you describe your ability to collect payments as "relatively strong." Please tell us why you experienced this increase between 2009 and 2010, and in future filings discuss the reasons behind such material changes and any resulting effect on your liquidity and capital resources.

2. We note an increase of approximately 90% from 2009 to 2010 in your interest expense. We note the disclosure later in this Item of your debt types, material loans terms and compliance with loan agreement covenants. Please tell us the reasons behind the increase in interest expense in 2010. In future filings include your interest payments obligations in your contractual obligations table and discuss the impact of material interest payment increases, both present and future, in MD&A.

Note 7 – Debt Facilities, page F-33

3. You disclose that you have entered into capped call options to offset potential dilution associated with the 4.75% convertible subordinated notes. It is not clear if the call options impact the tax treatment of the convertible note. Please tell us if the premium paid on the call option affects the tax basis of the convertible note and if so, how you accounted for it.

4. You disclose that you recorded a $19,000 derivative loss, and the remaining amount was recorded into equity. Citing your basis in accounting literature, please tell us why only part of this transaction/instrument was recorded as a derivative, and not the entire instrument.

Note 13 - Commitments and Contingencies, page F-62

5. We note that in your disclosure of contingencies related to legal matters, specifically the IPO litigation, you state that you cannot determine if cash flows or results of operations could be materially affected. The narrative suggests that there was a settlement in the case, and there are two appeals pending. Please clarify if the settlement is final or if the settlement is pending appeal. It is also not clear from these disclosures that management has determined the range of possible loss for the IPO litigation. If it is reasonably possible that the outcome of these matters may result in a liability that materially exceeds the amount already accrued, paragraphs 3-5 of ASC 450-20-50 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. If you cannot estimate the range, please provide an explanation of the reasons for your belief that the range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform with the requirements of ASC 450, or explain why no modification is necessary.

6. In your litigation summary you note that an unfavorable outcome to this litigation is reasonably possible, but a range of potential loss cannot be determined at this time, and as a result you have not accrued for any amount. In future filings, please clarify that an accrual is not necessary when it is not probable that a liability has been incurred. There is no requirement to accrue for losses when they are only reasonably possible but not probable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Sent via facsimile to (650) 752-3604</u>
      Alan F. Denenberg, Esq.
      Davis Polk & Wardwell LLP